UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and EIG Energy settle lawsuit in the United States

—

Rio de Janeiro, March 7, 2025 – Petróleo Brasileiro S.A. – Petrobras, following the disclosures dated March 31, 2017, and August 9, 2022, informs that its Board of Directors has approved the settlement agreement to resolve the lawsuit with EIG Energy Fund XIV, LP and others (EIG), The amount related to this contingency is provisioned in Petrobras' Financial Statements and has been periodically updated since 2022.

The agreement does not constitute an admission of fault or wrongdoing by Petrobras and is entered into in the best interests of the Company and its shareholders, considering the peculiarities of U.S. Laws, which are applicable to the disputes, the stage of the lawsuit, and the characteristics of litigation before the U.S. Federal Courts.

The lawsuit has been initiated against the Company in the Federal Court of the District of Columbia, United States. This litigation concerns EIG's investment in FIP Sondas, a former shareholder of Sete Brasil Participações S.A. (Sete Brasil).

Under the terms of the agreement, Petrobras will pay US$ 283 million, while EIG will request the dismissal of the lawsuit and release any rights related to the dispute.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer